Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes as set forth in Exhibit 99.2 entitled “Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026 and 2025.” Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Unless the context indicates otherwise, references to “Ostin” are to Ostin Technology Group Co., Ltd., a Cayman Islands exempted company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this Exhibit 99.1 are to Ostin and/or its consolidated subsidiaries.

Overview

We are a supplier of display modules and polarizers based in China. We design, develop, and manufacture TFT-LCD modules in a wide range of sizes, including custom sizes tailored to our customers’ specifications. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. In addition to manufacturing polarizers used in TFT-LCD display modules, we are also in the process of developing protective films for OLED display panels. Furthermore, we distribute various sizes of display products through business-to-business (B2B) offline channels and business-to-consumer (B2C) online channels such as Tmall flagship store, JD.com and Douyin online stores and are currently marketing Pintura, our new IoT display products.

We were founded in 2010 by a group of industry veterans, and have been operating our business, primarily through our wholly-owned subsidiary, Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”), and its subsidiaries. We currently operate our headquarter and three manufacturing facilities across China, collectively spanning 50,335 square meters. Our headquarter and one factory for the manufacture of display modules is located in Jiangsu Province, one factory for the manufacture of TFT-LCD polarizers is located in Chengdu, Sichuan Province, and another factory for the manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, and commercial offices is located in Luzhou, Sichuan Province.

Recent Developments

Business Focus

During the six months ended March 31, 2026, the Company made continuous efforts in new product development. The new product directions fall into two categories:

●	Module product shifting towards Complete Systems: Previously, we mainly focused on LCD modules (LCM), and now we focus on ARIO systems and BOX systems. Additionally, we are entering into the sales of domestic system products in this year.

●	Protective films product (OLE): Our subsidiary company ANX (Sichuan Auniu New Materials Co., Ltd.), which has already established fully proprietary IP rights on polyimide CPI film, is expected to commence mass production and sales in the second half of this year.

Pintura Program

In the first half of the year, the Company’s domestic direct-to-consumer (DTC) business continued to maintain stable performance across major online channels. Meanwhile, offline expansion efforts progressed steadily through the ongoing development of regional distributor networks. On the B2B front, the Company initiated several projects with retail showrooms and supermarket chains to explore diversified display and signage solutions.

In the international market, the Company officially launched operations on the Amazon U.S. platform and established initial relationships with local resellers and channel partners. Participation in global trade events remained consistent, including continued presence at CES. Notably, the Company made its debut at the Canton Fair as an independent export brand, marking a milestone in its international outreach strategy.

Across both domestic and overseas markets, the Company maintained a regular cadence of product exposure and engagement on key social media platforms. Product development efforts yielded multiple new hardware models and feature upgrades during the period. Additionally, a dedicated content distribution system was developed to support the specific requirements of enterprise and commercial display clients.

To support its global expansion strategy, the Company has begun establishing sales channels in Europe, Australia, and South America, while simultaneously advancing international trademark registrations, intellectual property protection, and related compliance processes for cross-border brand operations.

Capital Activities

On December 31, 2024, the Company completed a stock reverse split. The Company authorized share capital of $500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of $0.0001 each, 8,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of $500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of $0.001 each, (ii) 800,000 Class B ordinary shares of par value of $0.001 each, and (iii) 100,000 preference shares of a par value of $0.001 each. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

On February 10, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain individuals (collectively referred to as the “Purchasers”), pursuant to which the Company sold an aggregate of 965,513 Class A ordinary shares, with par value of US$0.001 per share (the “Class A Ordinary Shares”), to the purchasers through a private investment in public equity (“PIPE”) at a purchase price of $1.45 per Class A Ordinary Share. The Company received approximately US$1.4 million in gross PIPE proceeds ((including US$1.2 million of surrendered debt principal and US$200,000 in additional cash investments from Purchasers, before deduction of offering expenses).

On February 17, 2025, the Company consummated the PIPE and issued an aggregate of 965,513 Class A Ordinary Shares and the warrants (the “Warrants”) to the Purchasers. The Purchasers elected to conduct Alternate Cashless Exercise (as defined in the Warrants) and received an aggregate of 24,582,913 Class A Ordinary Shares upon exercise.

 On April 9, 2025, the Amended and Restated 2024 Equity Incentive Plan, which had been approved by the Board of Directors on March 20, 2025, became effective. The original 2024 Equity Incentive Plan had been approved by the Board on June 7, 2024. Under the Amended and Restated 2024 Equity Incentive Plan, a total of 1,400,000 ordinary shares of the Company are available for issuance. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares to Tao Ling, our Co-Chief Executive Officer and director. These shares vested immediately upon acceptance and are subject to a lock-up period until October 10, 2026.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A Ordinary Shares (363,636 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), together with warrants to purchase up to 90,909,080 Class A Ordinary Shares. Each Class A Ordinary Share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants had an initial exercise price of US$0.80 per share and were exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A Ordinary Shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares. The exchanged shares were issued on May 7, 2025.

On June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares (420,000 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), and pre-funded warrants to purchase 31,166,667 Class A ordinary shares (1,246,667 Class A Ordinary Shares following the 2025 Reverse Share Split). The pre-funded warrants had an exercise price of US$0.001 per share, were immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

On August 5, 2025, the Company completed a twenty-five (25) for one (1) reverse stock split of its issued and outstanding Ordinary Shares, par value $0.025 per share.

No capital activities occurred in the Company during the period from September 30, 2025 to March 31, 2026.

Results of Operations

For the Six Months Ended March 31, 2026 and 2025

The following table summarizes the results of our operations for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months
	Ended March 31,		Variance
	2026	2025	Amount	Percentage
Sales	$17,502,226	$20,843,086	$(3,340,860)	(16)%
Cost of sales	(16,046,660)	(18,941,243)	2,894,583	(15)%
Gross profit	$1,455,566	$1,901,843	-446,277	(23)%

Operating expenses:
Selling and marketing expenses	(1,072,696)	(1,010,350)	(62,346)	6%
General and administrative expenses	(3,036,411)	(4,202,385)	1,165,974	(28)%
Research and development costs	(1,272,809)	(1,564,969)	292,160	(19)%
Total operating expenses	$(5,381,916)	$(6,777,704)	1,395,788	(21)%

Operating loss	$(3,926,350)	$(4,875,861)	$949,511	(19)%

Other income (expenses):
Interest expense, net	(960,100)	(1,227,192)	267,092	(22)%
Other income (expenses), net	(82,782)	422,009	(504,791)	(120)%
Total other expenses, net	(1,042,882)	(805,183)	(237,699)	30%

Loss before income taxes	$(4,969,232)	$(5,681,044)	$711,812	(13)%
Income tax expense	-	(42)	42	(100)

Net loss	$(4,969,232)	$(5,681,086)	$711,854	(13)%

Sales

The following table presents revenue by major product and service categories for the six months ended March 31, 2026 and 2025, respectively.

	March 31, 2026		March 31, 2025
	Revenues Amount	As % of	Revenues Amount	As % of
Revenue Category	(In USD)	Revenues	(In USD)	Revenues
Display modules	$6,060,052	35%	$8,842,903	42%
Polarizers	8,103,207	46%	9,742,809	47%
Others (services and other products)	3,338,967	19%	2,257,374	11%
Total	$17,502,226	100%	$20,843,086	100%

The following table shows our revenues by geographic region for the six months ended March 31, 2026 and 2025. The Company has actively expanded new processing businesses in the display panel and polarizer sectors, secured new external OEM orders, and increased the proportion of overseas sales compared with 2025.

	March 31, 2026		March 31, 2025
	Revenues Amount	As % of	Revenues Amount	As % of
Country/Region	(In USD)	Revenues	(In USD)	Revenues
Mainland China	$15,584,058	89%	$19,460,598	93%
Hong Kong and Taiwan	1,836,116	10%	1,341,186	6%
Southeast Asia	82,052	1%	41,302	1%
Total	$17,502,226	100%	$20,843,086	100%

Revenues decreased by approximately $3.34 million or 16%, to approximately $17.50 million for the six months ended March 31, 2026 from approximately $20.84 million for the six months ended March 31, 2025. The decrease in revenues was primarily due to: i) in order to reduce costs, improve efficiency, and optimize its production capacity , the Company terminated some original OEM partnerships during the integration and relocation of off-site operations, resulting in a decline in revenue; ii) affected by the strategies of our overseas customers and market, our existing customers adjusted their cooperation model to OEM arrangements and continuously reduced order volumes, which further dragging down the overall sales scale.

Cost of sale decreased by approximately $2.89 million or 15%, to approximately $16.0million for the six months ended March 31, 2026 from approximately $18.94 million for the six months ended March 31, 2025. The year-over-year decrease was mainly in line with the decrease   of the sales.

Gross margin was 8.3% in the six months ended March 31, 2026, compared with 9.1% in the six months ended March 31, 2025. The decrease of the gross margin is mainly due to higher raw material costs.

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.06 million, or 6%, to approximately $1.07 million for the six months ended March 31, 2026 as compared to approximately $1.01 million for the six months ended March 31, 2025. The increase in selling and marketing expenses was mainly due to the increase in new product (ARIO systems and BOX systems) market development activities.

General and administrative expenses

General and administrative (“G&A”) expenses decreased by approximately $1.17 million, or 28%, to approximately $3.04 million for the six months ended March 31, 2026 as compared to approximately $4.20 million for the six months ended March 31, 2025. The decrease in G&A expenses was attributable to the Company’s restructuring of manufacturing capacity, streamlining of administrative departments, and improvement of management efficiency.

Research and development expenses

Research and development expenses decreased by approximately $0.29 million or 19%, to approximately $1.27 million for the six months ended March 31, 2026 from approximately $1.56 million for the six months ended March 31, 2025. The decrease in research and development expenses was mainly due to the substantially completed development of the Pintura product, resulting in a corresponding reduction in R&D investment for the current year.

Net loss

Net loss decreased by approximately $0.71 million or 13%, to approximately $4.97 million for the six months ended March 31, 2026 from approximately $5.68 million for the six months ended March 31, 2025.

Balance Sheets

Cash and cash equivalents, short-term deposits, restricted short-term deposits balances was $1.80 million as of March 31, 2026.

Going Concern

As of March 31, 2026, the Company had current assets of $15.13 million and current liabilities of $40.87 million. This means that the Company’s current liabilities exceeded its current assets, amounting to $25.74 million. Additionally, the Company incurred a net loss of $4.97 million for the half year, resulting in an accumulated deficit of $33.30 million. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures. (i) Our expanded new material project for OLED — the polyimide CPI AoNiu New Materials Project Phase I production line — has officially reached mass production capacity. We have signed non-disclosure agreements (NDAs) with more than 10 enterprises and secured over 10 sample delivery orders. The fifth round of sample delivery cooperation with BOE is currently in preparation. A total of 44 technical indicators need to be satisfied for the BOE project, and we are currently focusing our efforts on space photovoltaic order fulfillment. (ii) For the Phase II production line, we have signed an investment agreement with the Hefei Xinzhan Government, planning to locate the Phase II production line in Hefei Xinzhan High-tech Zone. The Phase II production line is expected to achieve mass production in 2027. By then, both the Phase I and Phase II production lines are projected to secure stable order inflows in 2027.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for 12 months from the filing date.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Revenue Recognition

We generate our revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers. We follow Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, we have early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of our consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We offer customers warranty of six months to five years for defective products that is beyond contemplated defective rate mutually agreed in contract with customer. We analyzed historical sales returns and concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, we sell our products primarily under free onboard (“FOB”) shipping point term. For sales under FOB shipping point term, we recognize revenues when products are delivered from us to the designated shipping point. Prices are determined based on negotiations with our customers and are not subject to adjustment. As a result, we expect returns to be minimal.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Shareholders’ Equity

Based on the shareholder meeting held on March 28, 2024, the Company decided to adjust its authorized share capital from 500,000,000 shares at $0.0001 per share to 5,000,000,000 shares at $0.0001 per share. This adjustment includes 4,991,000,000 Class A ordinary shares, 8,000,000 Class B ordinary shares, and 1,000,000 preference shares.

The Company re-designated 1,771,835 issued ordinary shares with a par value of $0.001 each into 1,771,835 Class A ordinary shares with the same par value. Furthermore, the Company issued 200,000 Class B Ordinary Shares and utilized the proceeds to repurchase 200,000 Class A Ordinary Shares held by SHYD Investment Management Limited, at a repurchase amount equivalent to the aggregate par value of $200. Upon completion of the repurchase, these 200,000 Class A Ordinary Shares were canceled. Following the repurchase and issuance of Class B Ordinary Shares, the Company’s total issued share capital remained unchanged, and the authorized share capital was not reduced. There are currently 1,771,835 issued and outstanding ordinary shares, including 1,571,835 Class A ordinary shares and 200,000 Class B ordinary shares. Mr. Tao Ling holds 13.03% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.12% of the Class A ordinary shares through his wholly owned holding company. A Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have one vote for every Class A Ordinary Share of which he is the holder. A Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 20 votes for every Class B Ordinary Share of which he is the holder. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

On December 31, 2024. we completed a ten (10) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share.

On April 9, 2025, the Amended and Restated 2024 Equity Incentive Plan, which had been approved by the Board of Directors on March 20, 2025, became effective. The original 2024 Equity Incentive Plan had been approved by the Board on June 7, 2024. Under the Amended and Restated 2024 Equity Incentive Plan, a total of 1,400,000 ordinary shares of the Company are available for issuance. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares to Tao Ling, our Co-Chief Executive Officer and director. These shares vested immediately upon acceptance and are subject to a lock-up period until October 10, 2026.

On August 5, 2025, we completed a twenty-five (25) for one (1) reverse stock split of our issued and outstanding Ordinary Shares, par value $0.025 per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Private placement

On January 31, 2024, OST entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 2,800,000 unregistered ordinary shares of the OST, at a purchase price equivalent to US$0.35 per share. OST will receive US$ 980,000 in proceeds from the Private Placement of these unregistered Ordinary Shares.

On March 28, 2024, according to the resolution of the shareholders’ meeting, the company issued 2 million Class B ordinary shares to SHYD Investment Management Limited at an issuance price of $0.0001 per share. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

On November 18, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company sold 1,623,376 Class A Ordinary Shares (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split) for a total amount of $300,000, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of the securities purchase agreement. The shares were registered pursuant to a prospectus supplement to the Company’s currently effective registration statement on F-3 (File No. 333-279177) on November 19, 2024. Subsequently on November 19, 2024, the Company and the investor entered into a supplemental agreement to the securities purchase agreement pursuant to which the shares to be sold remained at 1,623,376 (6,494 Class A Ordinary Shares following the 2024 and 2025 Reverse Share Split). The offering price for such shares varies depending on the day that the accredited investor sells all or a portion of the Shares and, for any shares sold on a given day, is equal to 50% of the VWAP of the trading day following such sale. The investor received the shares on December 5, 2024. However, as of the date of this report, the Company has only received gross proceeds in the amount of approximately $60,000, prior to deducting transaction fees and estimated expenses.

On April 14, 2025, the Company entered into a securities purchase agreement with several investors for the sale of 9,090,908 Class A ordinary shares (363,636 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), together with warrants to purchase up to 90,909,080 Class A ordinary shares. Each Class A ordinary share was sold together with two associated warrants at a combined offering price of US$0.55. The warrants have an initial exercise price of US$0.80 per share, are exercisable immediately upon issuance. On the seventh calendar day following issuance, the exercise price was reset to US$0.16 per share and the number of Class A ordinary shares issuable upon exercise was adjusted to 90,909,080. The offering closed on April 15, 2025, generating aggregate gross proceeds of approximately US$5.0 million before deducting offering expenses. Under the exchange agreement, the holders surrendered 18,181,816 warrants for cancellation, and in exchange the Company issued an aggregate of 70,909,082 Class A ordinary shares. The exchanged shares were issued on May 7, 2025.

June 30, 2025, the Company entered into a securities purchase agreement with an institutional investor in connection with a registered direct offering of 10,500,000 Class A ordinary shares (420,000 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share(par value US$0.025 following the 2025 Reverse Share Split), and pre-funded warrants to purchase 31,166,667 Class A ordinary shares (1,246,667 Class A Ordinary Shares following the 2025 Reverse Share Split). The pre-funded warrants have an exercise price of US$0.001 per share, are immediately exercisable subject to a 9.99% beneficial ownership limitation, and may be exercised on a cashless basis at any time until exercised in full. The offering closed on July 1, 2025, and the Company received net proceeds of approximately US$4.52 million after deducting offering expenses.

Redemption Conversion Shares

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into Class A Ordinary Shares, par value $0.0001 per share (par value US$0.025 following the 2024 and 2025 Reverse Share Split), of the Company. Streeterville Capital, LLC exercised the conversion right in June, August, September and November of 2024 and receiving 155,666, 229,273, 527,159 and 772,828,Class A Ordinary Share (623, 917, 2,109 and 3,091 Class A Ordinary Share following the 2024 and 2025 Reverse Share Split) with the converting price of $0.3212 per share, $0.2181 per share, $0.2371 per share and 0.2523 per share ($80.3 per share, $54.525 per share, $59.275 per share and 63.075 following the 2024 and 2025 Reverse Share Split), respectively. On December 30, the Company repaid the rest of the Note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

PIPE

On February 10, 2025, the Company entered into a securities purchase agreement with certain individual investors for the sale of an aggregate of 965,513 Class A ordinary shares (38,621 Class A Ordinary Shares following the 2025 Reverse Share Split), par value US$0.001 per share (par value US$0.025 following the 2025 Reverse Share Split), through a private investment in public equity at a purchase price of US$1.45 per share. In connection with the PIPE, the purchasers also received warrants to purchase an aggregate of 2,896,539 Class A ordinary shares (115,862 Class A Ordinary Shares following the 2025 Reverse Share Split). The warrants were exercisable immediately upon issuance and, on February 17, 2025, the Company consummated the PIPE and issued the Class A ordinary shares and warrants to the purchasers. The purchasers elected to conduct an alternate cashless exercise of the warrants, resulting in the issuance of an aggregate of 24,582,913 Class A ordinary shares (983,317 Class A Ordinary Shares following the 2025 Reverse Share Split). The offering generated gross proceeds of approximately US$1.4 million, before deducting estimated offering expenses payable by the Company.